# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOMO, INC., CIK 0001505952
CUSIP: 257554105
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 802 EAST 1050 SOUTH, AMERICAN FORK, Utah (UT), 84003
Date of event which requires filing of this statement: 03/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001832568
Persons authorized to receive notices and communications: Ahmet H. Okumus, RPD Fund Management LLC, 599 Lexington Avenue, 47th Floor, New York, New York (NY), 10022, 212-201-2650; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- RPD Fund Management LLC (CIK 0001832568): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,613,726; shared voting power 0; sole dispositive power 4,613,726; shared dispositive power 0; aggregate amount beneficially owned 4,613,726 (11.97% of the class)
- RPD Opportunity LLC (CIK 0001892313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,512,826; shared voting power 0; sole dispositive power 3,512,826; shared dispositive power 0; aggregate amount beneficially owned 3,512,826 (9.12% of the class)
- RPD Opportunity Fund LP (CIK 0001832346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,512,826; shared voting power 0; sole dispositive power 3,512,826; shared dispositive power 0; aggregate amount beneficially owned 3,512,826 (9.12% of the class)
- Ahmet H. Okumus (CIK 0001127685): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,613,726; shared voting power 0; sole dispositive power 4,613,726; shared dispositive power 0; aggregate amount beneficially owned 4,613,726 (11.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.001 per share
Name of issuer: DOMO, INC.
Address of issuer's principal executive offices: 802 EAST 1050 SOUTH, AMERICAN FORK, Utah (UT), 84003

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) RPD Fund Management LLC, a Delaware limited liability company ("RPD Management"), as the investment manager of RPD Opportunity Fund LP, a Delaware limited partnership ("RPD Fund") and a certain separately managed account (the "SMA");

(ii) RPD Opportunity LLC, a Delaware limited liability company ("RPD Opportunity"), as the general partner of RPD Fund;

(iii) RPD Fund, with respect to the shares of Class B Common Stock, par value $0.001 per share (the "Shares") directly owned by it; and

(iv) Ahmet H. Okumus, a citizen of the Republic of Turkey, as sole managing member of each of RPD Opportunity and RPD Management.
Residence or business address: The principal business address of each of the Reporting Persons is 599 Lexington Avenue, 47th Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of RPD Management is serving as the investment manager of RPD Fund and the SMA. The principal business of RPD Opportunity is serving as general partner of RPD Fund. The principal business of RPD Fund is investing in securities. The principal occupation of Mr. Okumus is serving as sole managing member of each of RPD Management and RPD Opportunity.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of RPD Management, RPD Opportunity and RPD Fund are organized under the laws of the State of Delaware. Mr. Okumus is a citizen of the Republic of Turkey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by RPD Fund were purchased with working capital of RPD Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,512,826 Shares beneficially owned by RPD Fund is approximately $32,050,715, excluding brokerage commissions. The Shares beneficially owned by RPD Management as investment manager of the SMA were purchased with working capital of the SMA (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,100,900 Shares beneficially owned by RPD Management as investment manager of the SMA is approximately $10,498,875, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have recently begun to engage in discussions with the Issuer's board of directors (the "Board") and management team regarding operational and strategic opportunities for the Issuer to enhance stockholder value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Persons are based on 38,534,833 Shares outstanding as of December 5, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2025.

As of the date hereof, RPD Management, as investment manager of RPD Fund and the SMAs, may be deemed to beneficially own the 4,613,726 Shares directly beneficially owned in the aggregate by RPD Fund and the SMA, constituting approximately 11.97% of the outstanding Shares.

As of the date hereof, RPD Opportunity, as general partner of RPD Fund, may be deemed to beneficially own the 3,512,826 Shares directly beneficially owned by RPD Fund, constituting approximately 9.12% of the outstanding Shares.

As of the date hereof, RPD Fund directly beneficially owned 3,512,826 Shares, constituting approximately 9.12% of the outstanding Shares.

As of the date hereof, Mr. Okumus, as sole managing member of each of RPD Management and RPD Opportunity, may be deemed to beneficially own the 4,613,726 Shares directly beneficially owned in the aggregate by RPD Fund and the SMA, constituting approximately 11.97% of the outstanding Shares.

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) RPD Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,613,726
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,613,726

(ii) RPD Opportunity
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,512,826
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,512,826

(iii) RPD Fund
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,512,826
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,512,826

(iv) Mr. Okumus
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,613,726
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,613,726
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 9, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities

99.1 - Joint Filing Agreement, dated March 9, 2026

## Signatures
- RPD Fund Management LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (03/09/2026)
- RPD Opportunity LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (03/09/2026)
- RPD Opportunity Fund LP: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member of its general partner (03/09/2026)
- Ahmet H. Okumus: /s/ Ahmet H. Okumus, Ahmet H. Okumus (03/09/2026)